# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: One & one Green Technologies. INC, CIK 0002034723
CUSIP: G6772F102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1st Diliman, San Rafael Bulacan, Philippines (R6), 3008
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0002094669
Persons authorized to receive notices and communications: Caifen Yan, 1st Diliman, San Rafael Bulacan, Philippines (R6), 3008, (63)919-0785532

## Reporting persons
- One & One International Ltd (CIK 0002095214): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 23,809,240; shared voting power 0; sole dispositive power 23,809,240; shared dispositive power 0; aggregate amount beneficially owned 23,809,240 (53.99% of the class)
  Comment: The percentage reported in Item 13 above is based on a total of 44,096,040 issued and outstanding Class A Ordinary Shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), as of the date of this Schedule 13D, as represented by One and one Green Technologies. INC (the "Issuer")
- Sunbeam Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 23,809,240; shared voting power 0; sole dispositive power 23,809,240; shared dispositive power 0; aggregate amount beneficially owned 23,809,240 (53.99% of the class)
  Comment: (1) The shares above represent 23,809,240 Class A Ordinary Shares of the Issuer held by One and one International Limited, a company incorporated under the laws of the British Virgin Islands. Ms. Caifen Yan, the Chief Executive Officer, Chairman of the Board, and Director of Issuer, is the sole director and holder of 76.5% of the equity interests in Sunbeam Holdings Limited, which is the sole shareholder of One and one International Limited. The registered address of Sunbeam Holdings Limited is Start Chambers, Wickham's Clay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. (2) The percentage reported in Item 13 above is based on a total of 44,096,040 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D, as represented by the Issuer.
- Caifen Yan (CIK 0002094669): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 23,809,240; shared voting power 0; sole dispositive power 23,809,240; shared dispositive power 0; aggregate amount beneficially owned 23,809,240 (53.99% of the class)
  Comment: (1) The shares above represent 23,809,240 Class A Ordinary Shares of the Issuer held by One and one International Limited, a company incorporated under the laws of the British Virgin Islands. Ms. Caifen Yan, the Chief Executive Officer, Chairman of the Board, and Director of Issuer, is the sole director and holder of 76.5% of the equity interests in Sunbeam Holdings Limited, which is the sole shareholder of One and one International Limited. As a result of this ownership structure, Ms. Yan is deemed to have sole voting and dispositive power with respect to the shares of the Issuer held by One and one International Limited for purposes of Rule 13d-3 under the Securities Exchange Act of 1934. The registered address of One and one International Limited is Start Chambers, Wickham's Clay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. (2) The percentage reported in Item 13 above is based on a total of 44,096,040 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D, as represented by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: One & one Green Technologies. INC
Address of issuer's principal executive offices: 1st Diliman, San Rafael Bulacan, Philippines (R6), 3008
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by One and one International Ltd., Sunbeam Holdings Limited and Ms. Caifen Yan (together, the "Reporting Person").
Residence or business address:
One and one International Limited: Start Chambers, Wickham's Clay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Sunbeam Holdings Limited: Start Chambers, Wickham's Clay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Ms. Caifen Yan: 1st Diliman, San Rafael Bulacan, 3008, Philippines
Present principal occupation or employment:
Ms. Caifen Yan is the Chief Executive Officer, Chairman of the Board, and Director of Issuer, the address of which is 1st Diliman, San Rafael Bulacan, 3008, Philippines.

Sunbeam Holdings Limited is a company incorporated under the laws of the British Virgin Islands, and is the sole shareholder of One and one International Limited.

One and one International Limited is a company incorporated under the laws of the British Virgin Islands, holding shares of the Issuer. One and one International Limited is wholly owned by Sunbeam Holdings Limited.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
One and one International Limited - British Virgin Islands
Sunbeam Holdings Limited - British Virgin Islands
Caifen Yan- China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons are pre IPO shareholders. One and one International Limited used Working Capital, Sunbeam Holdings Limited used Working Capital, and Ms. Caifen Yan used Person Fund.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are pre-IPO shareholders of the issuer. The Reporting Persons acquired with the intent to exercise control over the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: One and one International Limited holds 23,809,240 Class A Ordinary Shares of the Issuer. One and one International Limited is wholly owned by Sunbeam Holdings Limited. Ms. Caifen Yan, the Chief Executive Officer, Chairman of the Board, and Director of Issuer, is the sole director and holder of 76.5% of the equity interests in Sunbeam Holdings Limited, which is the sole shareholder of One and one International Limited. As a result of this ownership structure, Ms. Yan is deemed to have sole voting and dispositive power with respect to the shares of the Issuer held by One and one International Limited for purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Collectively, the reporting persons represent 53.99% of the Class A Ordinary Shares. The foregoing disclosure is based on a total of 44,096,040 issued and outstanding Class A Ordinary Shares, as of the date of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
One and one International Limited

Sole Voting Power: 23,809,240 Class A Ordinary Shares
Class A Ordinary Shares Shared Voting Power: 0
Sole Dispositive Power: 23,809,240 Class A Ordinary Shares
Shared Dispositive Power: 0

Sunbeam Holdings Limited
Sole Voting Power: 23,809,240 Class A Ordinary Shares
Class A Ordinary Shares Shared Voting Power: 0
Sole Dispositive Power: 23,809,240 Class A Ordinary Shares
Shared Dispositive Power: 0

Caifen Yan

Sole Voting Power: 23,809,240 Class A Ordinary Shares
Class A Ordinary Shares Shared Voting Power: 0
Sole Dispositive Power: 23,809,240 Class A Ordinary Shares.
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer, including with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Ms. Caifen Yan received 13,082,000 Class A ordinary shares from the Issuer on April 17, 2024 as founder shares, and such shares were subsequently cancelled and reissued in a greater amount of 23,809,240 Class A ordinary shares on December 27, 2024 in connection with an internal share reorganization. These issuances, cancellations, and reissuances did not involve any agreements relating to the voting or disposition of the Issuer's securities with any third party.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this Item 7.

## Signatures
- One & One International Ltd: /s/ Caifen Yan, Caifen Yan/Director (12/23/2025)
- Sunbeam Holdings Limited: /s/ Caifen Yan, Caifen Yan/Director (12/23/2025)
- Caifen Yan: /s/ Caifen Yan, Caifen Yan/Director (12/23/2025)